Exemption # 82-34728

08003246

GREAT-WEST LIFECO INC.

SUPPL

RELEASE

TSX:GWO

Readers are referred to the cautionary note regarding Forward-Looking Information at the end of this release.

Robert L. Reynolds named President and CEO of Great-West Lifeco U.S. subsidiary Putnam Investments, LLC

Charles E. Haldeman Named Chairman

Winnipeg, Manitoba, June 12, 2008. . . Great-West Lifeco Inc. announced today that The Board of Directors of its U.S. subsidiary Putnam Investments named Robert L. "Bob" Reynolds President and Chief Executive Officer of Putnam Investments. Charles E. "Ed" Haldeman, currently President and CEO, Putnam Investments has been named Chairman of Putnam Investment Management, LLC. Both appointments are effective July 1, 2008.

"Bob brings substantial industry experience, energy, and a fresh perspective to Putnam's leadership team," said Mr. Jeffrey Orr, Chairman of The Board of Directors of Putnam Investments. "Along with Kevin Cronin, Putnam's Head of Investments, and Bill Connolly, Putnam's Head of Global Distribution, we have a very strong management team to move Putnam forward."

"We welcome Bob to the Putnam team," said Mr. Haldeman. "I personally look forward to working with him as we continue positioning Putnam to exceed our clients' expectations."

"For more than two decades, I have known Putnam as a formidable and respected investment management company, and, quite frankly, a very tough competitor," said Mr. Reynolds. "Putnam has a strong reputation for its broad investment management capability, distribution prowess, and award-winning service. I am honored and excited to join Putnam and lead a company that has one of the great legacies in the industry."

Mr. Reynolds was Vice Chairman and Chief Operating Officer of Fidelity Investments from 2000 to 2007. From 1996 to 2000, he was President, Fidelity Investments Institutional Retirement Group. Previously Mr. Reynolds held various senior management roles within the Fidelity Investments organization, beginning in 1984.

A native of Clarksburg, West Virginia, Mr. Reynolds graduated from the West Virginia University College of Business and Economics in 1974 with a bachelor's degree in business administration, majoring in finance.

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100 Osborne Street North, Winnipeg, MB Canada R3C 3A5

About Putnam
Founded in 1937, Putnam Investments is one of the nation's oldest and largest money management firms. As of May 31, 2008, Putnam managed US $175 billion in assets, of which US $103 billion is for mutual fund investors and US $72 billion is for institutional accounts. Putnam has offices in Boston, London, Frankfurt, Rome, Copenhagen, Sydney, Tokyo and Singapore. For more information, go to www.putnam.com

About Great-West Lifeco
Great-West Lifeco Inc. (TSX: GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. Lifeco has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company, and Putnam Investments, LLC. Lifeco and its companies have more than $398 billion in assets under administration and are members of the Power Financial Corporation group of companies.

Cautionary note regarding Forward-Looking Information
This release contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's 2007 Annual Management's Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

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For more information contact:
Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

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